[Letterhead of Igler & Dougherty]

April 27, 2006

Celeste M. Murphy

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Mail Stop 369B

Washington DC 20549-0405

RE:	Federal Trust Corporation

Preliminary Proxy Statement on schedule 14A, filed April 21, 2006

File No. 001-31724

Dear Ms. Murphy:

We are writing in response to your letter dated April 26, 2006, regarding the above-referenced preliminary proxy statement. Marked copies of revised pages are enclosed herewith.

General

1.	We note that you filed your preliminary proxy statement on EDGAR on April 21, 2006 using the header tag “PRE14A.” As we discussed today, the filing should have been made using the header tag “PREC14A.” We note that you sent a letter yesterday, April 25, 2006, to the SEC requesting that such header tag be changed. Please note that we have been informed that you will get a “suspension” upon making a test filing, as you described, but can call and get a live filing “pushed through” that EDGAR response. Please advise us of the status of the request once known.

Response: On April 26, 2006, we successfully filed via EDGAR, Federal Trust Corporation’s (“FTC”) preliminary proxy statement as a “PREC14A.”

2.	We cannot locate your correspondence dated April 20, 2006, by Jack Spidi, Esq. at Malizia Spidi & Fisch, PC on EDGAR. Please advise.

Response: We expect to file this correspondence via EDGAR today.

3.	Revise the first page of the proxy statement and the form of proxy to clearly mark them as “Preliminary Copies.” Refer to Rule 14a-6(e)(1).

Response: We have revised these pages. Copies thereof are enclosed.

Schedule 14A

General, page 1

4.	Please revise your disclosure to explain how “Keefe Managers . . . have attempted to influence [y]our policies . . .”

Response: We have revised the disclosure on marked pages one, three and four to better explain how Keefe Managers, LLC (“Keefe”) has attempted to influence FTC’s policies since August 2005.

5.	Please detail “Keefe’s primary complaint that it is disappointed with Federal Trust’s performance and the make-up of [y]our Board.” We note that Keefe Managers has detailed the nature of its concerns with specificity in its preliminary proxy materials. In this respect, your disclosure should be balanced and include Keefe’s points when making such statements like “[y]our Board of Directors further sees no valid reason to remove or prohibit individuals who have guided Federal trust over the last 10 years from serving as directors.”

Response: We have expanded our disclosures on marked pages three and four to specifically address and refute the claims made by Keefe.

6.	We note your statements that your board’s “primary goal is to enhance the value of your investment in Federal Trust.” Please explain with specificity the steps the board intends to take to accomplish the goals, providing more specific goals, if possible. Further, we note your statement that it believes that it “can best accomplish that without the interference of Keefe and its nominee.” Please state with specificity the basis for your characterization of Keefe’s initiatives as “interference” and specifically, how such initiatives would interfere with the details of your plan.

Response: We have expanded and added to our disclosures on marked page three to provide greater explanation of steps taken by FTC to “increase” shareholder value through business expansion, share price appreciation and dividend distributions. The expanded disclosure also sets out the Board’s and management’s continued operating strategy. Please note that the characterization of Keefe’s initiatives as “interference” has been removed.

7.	On page 2 you state that Keefe Managers has not provided you with timely notice of the bylaw amendments and therefore the matter will not be considered at the annual meeting. We note from Keefe Managers Schedule 13D filing of April 21, 2006, that it has provided notice of proposals to you, seemingly on that date. Please amend your disclosure to describe the notice you did receive and why it is untimely, if it is. Further, please describe your reaction to Keefe Managers and any notice or communication you have had with the group regarding its notice of proposals, the response of Keefe Managers, and how you intend to proceed with respect to such proposals at the meeting.

Response: FTC received notice from Keefe of its proposed Bylaw amendment late Friday afternoon on April 21, 2006, well past the deadline set in FTC’s Bylaws. FTC’s explanation of this and its intended process at the upcoming Annual Meeting are disclosed on marked page three and in a Form 8-K filing wherein FTC responded to Keefe’s letter of March 16, 2006, and in a Form 8-K filed with respect to Rule 14a-12. Please be advised, although not required by

Florida law, the Company intends to respond to Keefe in writing tomorrow, advising that Keefe’s notice regarding the bylaw amendment was not timely and will not be acted upon at the upcoming Annual Meeting.

8.	You refer to Keefe Managers’ nominee as “hand-picked.” You must explain this characterization and provide balance. In this respect we note that you don’t disclose how the candidates recently appointed to the board by the board were selected.

Response: We have deleted the term “hand-picked”. We have also added disclosure about the traits FTC’s Board seeks in director candidates in the enclosed pages. Similarly, we explain why FTC views Keefe’s nominee as ill-suited to sit on its Board on marked page three. Please be advised that the Board selected its nominee under its normal nominating procedures, in accordance with the Nominating Corporate Governance Committee Charter.

9.	On page two you characterize Keefe Managers’ actions as “hostile.” Since every proxy contest is necessarily in opposition to management, the use of the word “hostile” should be reconsidered as it appears to insinuate inappropriate motives. Share with specificity the basis for your statement of belief that Keefe Managers’ actions are “unnecessary, disruptive, costly and may delay or impede [y]our efforts to maximize value for all of [y]our shareholders.”

Response: We have deleted the use of the word “hostile.” We have also expanded our discussion of how Keefe’s actions will distract from the management of FTC on marked page two.

With regard to the closing comment in your letter, an Officer’s Certificate from FTC’s Chief Financial Officer is enclosed herewith.

We thank you for your assistance in resolving these issues and look forward to completing this process today. Please call me at (850) 878-211 to discuss our revisions after you have had a chance to review them.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ A. George Igler

A. George Igler

Enclosure